Exhibit 99.1

Fusion Fuel Highlights Fiscal Year 2025 Results and Business Progress of
Majority-Owned Subsidiary Quality Industrial Corp.; Achieves 45.9% Year-Over-Year Revenue Growth to $16.3 Million

Dublin, April 2, 2026 (GLOBE NEWSWIRE) — Fusion Fuel Green PLC (Nasdaq: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering, advisory, and utility solutions, today highlighted certain fiscal year 2025 financial results of its majority-owned subsidiary, Quality Industrial Corp. (OTCID: QIND) (“QIND”), and provided an update on QIND’s business progress.

QIND Fiscal Year 2025 Financial Results Highlights

For the fiscal year ended December 31, 2025, QIND reported:

●	Revenue of approximately $16.3 million, an increase of 45.9% compared to approximately $11.2 million in fiscal year 2024;

●	Gross profit of approximately $4.8 million, compared to approximately $4.0 million in the prior year, representing a 20.8% increase year-over-year; and

●	Non-GAAP adjusted net income of $564,465, compared to non-GAAP adjusted net loss of $160,774 in the prior year, representing a 451% increase year-over-year.

Governance and Financial Position

During fiscal year 2025, QIND:

●	Transitioned to a three-member Board and reduced management level costs;

●	Settlement of legacy compensation obligations and exit arrangements with former management;

●	Reduced accounts payable by 45%;

●	Wrote off assets deemed non-recoverable of approximately $3.5 million; and

●	Reduced balances under convertible notes by 13%.

2026 Outlook

For fiscal year 2026, QIND expects:

●	Expansion of its United Arab Emirates (“UAE”)-based majority-owned subsidiary, Al Shola Al Modea Gas Distribution L.L.C. (“Al Shola Gas”), supported by incremental fleet capacity, a growing pipeline of contracted engineering projects, and continued geographic expansion into the northern emirates;

●	Further deleveraging efforts, including the servicing or restructuring of outstanding debt obligations; and

●	Revenue growth targeting approximately $20 million, subject to market conditions and the absence of prolonged disruptions in the UAE and Persian Gulf region.

“Fiscal year 2025 was a significant period for QIND,” said JP Backwell, Chief Executive Officer of Fusion Fuel. “Through disciplined execution, we strengthened governance, streamlined the cost structure, reduced certain liabilities, and supported continued operational growth at Al Shola Gas. As a result, we believe QIND is now better positioned to generate more consistent, scalable performance and contribute to Fusion Fuel’s consolidated results.”

“Looking ahead to fiscal year 2026, we are targeting approximately $20 million in revenue at QIND, driven by continued expansion of Al Shola Gas through additional fleet capacity, new engineering projects, and geographic growth. At the same time, it is anticipated that QIND will continue to seek to strengthen its financial position,” concluded Mr. Backwell.

QIND 2025 Financial Highlights

	FY 2024	FY 2025	Change
Revenue	$11,177,567	$16,307,787	+45.9%
Gross Profit	$3,963,263	$4,788,780	+20.8%
Gross Margin	35.5%	29.4%	-17.2%
Operating Expenses	$3,265,008	$5,245,558	+60.7%
Net Income (Loss)	$266,780	$(4,603,645)	-1,825.6%
Non-GAAP Adjusted Net Income (Loss)	$(160,774)	$564,465	+451.1%

RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED NET INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2025 AND 2024

(unaudited)

Net Income (Loss) (GAAP)	$266,780	$(4,603,645)
Non-GAAP Adjustments*
(+) Historical management compensation	—	$1,380,000
(+) Settlement payments to former officers	—	$606,816
(+) Write-off of asset reserve	—	$2,000,000
(+) Write-off of receivable	—	$1,500,000
(+) Non-operational income	$(427,554)	(318,706)
Total Adjustments	$(427,554)	$5,168,110
Non-GAAP Adjusted Net Income (Loss)	$(160,774)	$564,465

*Note: Adjusted Net Income (Loss) is an unaudited non-GAAP financial measure. Adjusted Net Income (Loss) is presented for informational purposes to illustrate the impact of certain non-recurring costs and write-offs. Adjusted Net Income (Loss) is defined as net income (loss) with the following adjustments: (i) the reversal of historical management compensation payments of $1,380,000 representing accrued unpaid salary and bonus obligations paid during fiscal year 2025, (ii) the reversal of settlement payments to certain former officers of the QIND totaling $606,816, (iii) the reversal of a non-cash write-off of $2,000,000 related to the reversal of a reserve recorded within other current assets in connection with the issuance of shares of common stock pursuant to a certain Share Purchase and Buyback Agreement, dated August 21, 2023, among QIND and the other parties thereto, following a determination that such reserve no longer represented assets from which future economic benefits were probable, (iv) the reversal of a non-cash write-off of $1,500,000 related to a receivable from a former related party based on a reassessment of collectability, and (v) the reversal of $318,706 of non-operational income during the fiscal year 2025 from the release of claims under a Settlement and Release Agreement, dated as of September 2025, between QIND and the other party thereto, and the reversal of $427,554 of non-operational income during the fiscal year ended December 31, 2024 from non-recurring interest and the sale of certain legacy intangible assets. Adjusted Net Income (Loss) is not a measure of financial performance under GAAP. Adjusted Net Income (Loss) should not be considered in isolation or as an alternative to net income determined in accordance with U.S. GAAP. The items that were reversed to calculate Adjusted Net Income (Loss) are significant components in understanding and assessing QIND’s results of operations. QIND’s Adjusted Net Income (Loss) may not be comparable to a similarly titled measure of another company because other entities may not calculate Adjusted Net Income (Loss) in the same manner. The table above is intended to present a reconciliation of Adjusted Net Income (Loss) to its most comparable GAAP measure, net income (loss), as reported.

About Quality Industrial Corp.

Quality Industrial Corp. is an industrial energy company specializing in liquified petroleum gas (“LPG”) infrastructure and distribution. Through its majority-owned subsidiary, Al Shola Gas, QIND provides consulting, engineering, installation, maintenance, and LPG supply services to residential, commercial, and industrial customers across the UAE.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) provides integrated energy engineering, distribution, and green hydrogen solutions through its Al Shola Gas, BrightHy Solutions, and BioSteam Energy platforms. With operations spanning LPG supply to hydrogen and bio-steam solutions, the Company supports decarbonization across industrial, residential, and commercial sectors. For more information, please visit www.fusion-fuel.eu.

Forward-Looking Statements

This press release and the statements contained herein include “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Such forward-looking statements include, but are not limited to, statements regarding QIND’s plans and expectations, its expectations for continued growth, its plans to service or restructure outstanding debt, the expansion of its majority-owned subsidiary Al Shola Gas, and its target of $20 million of revenues. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the risks of major, irreversible disruptions and damage to QIND’s core operations due to the ongoing war among Iran, the United States, Israel, and other belligerents; QIND’s ability to service or restructure outstanding debts; QIND’s ability to continue expanding the operations of Al Shola Gas; the ability to secure and execute engineering and LPG infrastructure projects; fluctuations in demand for LPG infrastructure and distribution services; regulatory approvals and compliance requirements affecting LPG distribution and engineering services; volatility in energy markets and commodity prices; QIND’s ability to obtain sufficient financing to support operations and growth initiatives; other risks associated with operating internationally, including in the UAE and other foreign jurisdictions; and the risks and uncertainties described under Item 1A. “Risk Factors” and elsewhere in QIND’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2026, Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on May 9, 2025 (collectively, the “Annual Reports”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Reports. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Investor Relations Contact
ir@fusion-fuel.eu
www.fusion-fuel.eu